Exhibit 99.3

Supplementary Financial Information Second Quarter 2021

BCE Investor Relations
Thane Fotopoulos 514-870-4619 thane.fotopoulos@bell.ca

BCE (1)

Consolidated Operational Data

(In millions of Canadian dollars, except share amounts) (unaudited)	Q2 2021	Q2 2020	$ change	% change	YTD 2021	YTD 2020	$ change	% change
Operating revenues
Service	5,040	4,800	240	5.0%	10,008	9,818	190	1.9%
Product	658	554	104	18.8%	1,396	1,176	220	18.7%
Total operating revenues	5,698	5,354	344	6.4%	11,404	10,994	410	3.7%
Operating costs (A)	(3,159)	(2,959)	(200)	(6.8%)	(6,362)	(6,106)	(256)	(4.2%)
Post-employment benefit plans service cost	(63)	(64)	1	1.6%	(137)	(139)	2	1.4%
Adjusted EBITDA (2)	2,476	2,331	145	6.2%	4,905	4,749	156	3.3%

Adjusted EBITDA margin (2)	43.5%	43.5%		-	43.0%	43.2%		(0.2) pts
Severance, acquisition and other costs	(7)	(22)	15	68.2%	(96)	(38)	(58)	n.m.
Depreciation	(905)	(869)	(36)	(4.1%)	(1,800)	(1,727)	(73)	(4.2%)
Amortization	(248)	(234)	(14)	(6.0%)	(486)	(464)	(22)	(4.7%)
Finance costs
Interest expense	(268)	(280)	12	4.3%	(535)	(557)	22	3.9%
Interest on post-employment benefit obligations	(5)	(11)	6	54.5%	(10)	(23)	13	56.5%
Impairment of assets	(164)	(449)	285	63.5%	(167)	(456)	289	63.4%
Other income (expense)	91	(80)	171	n.m.	99	(127)	226	n.m.
Income taxes	(236)	(96)	(140)	n.m.	(489)	(339)	(150)	(44.2%)
Net earnings from continuing operations	734	290	444	n.m.	1,421	1,018	403	39.6%
Net earnings from discontinued operations	-	4	(4)	(100.0%)	-	9	(9)	(100.0%)
Net earnings	734	294	440	n.m.	1,421	1,027	394	38.4%

Net earnings from continuing operations attributable to:
Common shareholders	685	233	452	n.m.	1,327	908	419	46.1%
Preferred shareholders	32	34	(2)	(5.9%)	64	72	(8)	(11.1%)
Non-controlling interest	17	23	(6)	(26.1%)	30	38	(8)	(21.1%)
Net earnings from continuing operations	734	290	444	n.m.	1,421	1,018	403	39.6%

Net earnings attributable to:
Common shareholders	685	237	448	n.m.	1,327	917	410	44.7%
Preferred shareholders	32	34	(2)	(5.9%)	64	72	(8)	(11.1%)
Non-controlling interest	17	23	(6)	(26.1%)	30	38	(8)	(21.1%)
Net earnings	734	294	440	n.m.	1,421	1,027	394	38.4%

Net earnings per common share - basic and diluted
Continuing operations	$0.76	$0.26	$0.50	n.m.	$1.47	$1.00	$0.47	47.0%
Discontinued operations	$-	$-	$-	-	$-	$0.01	$(0.01)	(100.0%)
Net earnings per common share - basic and diluted	$0.76	$0.26	$0.50	n.m.	$1.47	$1.01	$0.46	45.5%

Dividends per common share	$0.8750	$0.8325	$0.0425	5.1%	$1.7500	$1.6650	$0.09	5.1%

Weighted average number of common shares outstanding - basic (millions)	905.0	904.3			904.7	904.2
Weighted average number of common shares outstanding - diluted (millions)	905.3	904.4			904.8	904.4
Number of common shares outstanding (millions)	905.7	904.3			905.7	904.3

Adjusted net earnings and EPS
Net earnings attributable to common shareholders	685	237	448	n.m.	1,327	917	410	44.7%

Severance, acquisition and other costs	5	16	(11)	(68.8%)	70	28	42	n.m.

Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(73)	7	(80)	n.m.	(117)	27	(144)	n.m.
Net losses (gains) on investments	14	(11)	25	n.m.	14	(21)	35	n.m.
Early debt redemption costs	-	-	-	-	39	12	27	n.m.
Impairment of assets	120	328	(208)	(63.4%)	122	333	(211)	(63.4%)

Net earnings from discontinued operations	-	(4)	4	100.0%	-	(9)	9	100.0%

Adjusted net earnings (2)	751	573	178	31.1%	1,455	1,287	168	13.1%

Adjusted EPS (2)	$0.83	$0.63	$0.20	31.7%	$1.61	$1.42	$0.19	13.4%

n.m. : not meaningful

(A) Excludes post-employment benefit plans service cost

BCE Supplementary Financial Information - Second Quarter 2021 Page 2

BCE

Consolidated Operational Data - Historical Trend

(In millions of Canadian dollars, except share amounts) (unaudited)	YTD 2021	Q2 21	Q1 21	TOTAL 2020	Q4 20	Q3 20	Q2 20	Q1 20
Operating revenues
Service	10,008	5,040	4,968	19,832	5,090	4,924	4,800	5,018
Product	1,396	658	738	3,051	1,012	863	554	622
Total operating revenues	11,404	5,698	5,706	22,883	6,102	5,787	5,354	5,640
Operating costs (A)	(6,362)	(3,159)	(3,203)	(13,007)	(3,633)	(3,268)	(2,959)	(3,147)
Post-employment benefit plans service cost	(137)	(63)	(74)	(269)	(65)	(65)	(64)	(75)
Adjusted EBITDA	4,905	2,476	2,429	9,607	2,404	2,454	2,331	2,418
Adjusted EBITDA margin	43.0%	43.5%	42.6%	42.0%	39.4%	42.4%	43.5%	42.9%
Severance, acquisition and other costs	(96)	(7)	(89)	(116)	(52)	(26)	(22)	(16)
Depreciation	(1,800)	(905)	(895)	(3,475)	(872)	(876)	(869)	(858)
Amortization	(486)	(248)	(238)	(929)	(233)	(232)	(234)	(230)
Finance costs
Interest expense	(535)	(268)	(267)	(1,110)	(274)	(279)	(280)	(277)
Interest on post-employment benefit obligations	(10)	(5)	(5)	(46)	(11)	(12)	(11)	(12)
Impairment of assets	(167)	(164)	(3)	(472)	(12)	(4)	(449)	(7)
Other income (expense)	99	91	8	(194)	(38)	(29)	(80)	(47)
Income taxes	(489)	(236)	(253)	(792)	(191)	(262)	(96)	(243)
Net earnings from continuing operations	1,421	734	687	2,473	721	734	290	728
Net earnings from discontinued operations	-	-	-	226	211	6	4	5
Net earnings	1,421	734	687	2,699	932	740	294	733

Net earnings from continuing operations attributable to:
Common shareholders	1,327	685	642	2,272	678	686	233	675
Preferred shareholders	64	32	32	136	32	32	34	38
Non-controlling interest	30	17	13	65	11	16	23	15
Net earnings from continuing operations	1,421	734	687	2,473	721	734	290	728

Net earnings attributable to:
Common shareholders	1,327	685	642	2,498	889	692	237	680
Preferred shareholders	64	32	32	136	32	32	34	38
Non-controlling interest	30	17	13	65	11	16	23	15
Net earnings	1,421	734	687	2,699	932	740	294	733

Net earnings per common share - basic and diluted
Continuing operations	$1.47	$0.76	$0.71	$2.51	$0.75	$0.76	$0.26	$0.74
Discontinued operations	$-	$-	$-	$0.25	$0.23	$0.01	$-	$0.01
Net earnings per common share - basic and diluted	$1.47	$0.76	$0.71	$2.76	$0.98	$0.77	$0.26	$0.75

Dividends per common share	$1.7500	$0.8750	$0.8750	$3.3300	$0.8325	$0.8325	$0.8325	$0.8325

Weighted average number of common shares outstanding - basic (millions)	904.7	905.0	904.5	904.3	904.4	904.3	904.3	904.1
Weighted average number of common shares outstanding - diluted (millions)	904.8	905.3	904.5	904.4	904.4	904.4	904.4	904.5
Number of common shares outstanding (millions)	905.7	905.7	904.6	904.4	904.4	904.3	904.3	904.3

Adjusted net earnings and EPS
Net earnings attributable to common shareholders	1,327	685	642	2,498	889	692	237	680
Severance, acquisition and other costs	70	5	65	85	38	19	16	12
Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(117)	(73)	(44)	37	-	10	7	20
Net losses (gains) on investments	14	14	-	(46)	(3)	(22)	(11)	(10)
Early debt redemption costs	39	-	39	37	9	16	-	12
Impairment of assets	122	120	2	345	9	3	328	5
Net earnings from discontinued operations	-	-	-	(226)	(211)	(6)	(4)	(5)
Adjusted net earnings	1,455	751	704	2,730	731	712	573	714
Adjusted EPS	$1.61	$0.83	$0.78	$3.02	$0.81	$0.79	$0.63	$0.79

(A) Excludes post-employment benefit plans service cost

BCE Supplementary Financial Information - Second Quarter 2021 Page 3

BCE (1)

Segmented Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2021	Q2 2020	$ change	% change	YTD 2021	YTD 2020	$ change	% change

Operating revenues
Bell Wireless	2,128	1,922	206	10.7%	4,228	3,957	271	6.8%
Bell Wireline	3,003	3,043	(40)	(1.3%)	6,084	6,079	5	0.1%
Bell Media	755	579	176	30.4%	1,468	1,331	137	10.3%
Inter-segment eliminations	(188)	(190)	2	1.1%	(376)	(373)	(3)	(0.8%)
Total	5,698	5,354	344	6.4%	11,404	10,994	410	3.7%

Operating costs
Bell Wireless	(1,159)	(1,043)	(116)	(11.1%)	(2,336)	(2,150)	(186)	(8.7%)
Bell Wireline	(1,710)	(1,764)	54	3.1%	(3,428)	(3,465)	37	1.1%
Bell Media	(541)	(406)	(135)	(33.3%)	(1,111)	(1,003)	(108)	(10.8%)
Inter-segment eliminations	188	190	(2)	(1.1%)	376	373	3	0.8%
Total	(3,222)	(3,023)	(199)	(6.6%)	(6,499)	(6,245)	(254)	(4.1%)

Adjusted EBITDA
Bell Wireless	969	879	90	10.2%	1,892	1,807	85	4.7%
Margin	45.5%	45.7%		(0.2) pts	44.7%	45.7%		(1.0) pts
Bell Wireline	1,293	1,279	14	1.1%	2,656	2,614	42	1.6%
Margin	43.1%	42.0%		1.1 pts	43.7%	43.0%		0.7 pts
Bell Media	214	173	41	23.7%	357	328	29	8.8%
Margin	28.3%	29.9%		(1.6) pts	24.3%	24.6%		(0.3) pts
Total	2,476	2,331	145	6.2%	4,905	4,749	156	3.3%
Margin	43.5%	43.5%		-	43.0%	43.2%		(0.2) pts

Capital expenditures
Bell Wireless	306	182	(124)	(68.1%)	592	312	(280)	(89.7%)
Capital intensity (3)	14.4%	9.5%		(4.9) pts	14.0%	7.9%		(6.1) pts
Bell Wireline	877	694	(183)	(26.4%)	1,584	1,316	(268)	(20.4%)
Capital intensity	29.2%	22.8%		(6.4) pts	26.0%	21.6%		(4.4) pts
Bell Media	24	24	-	-	43	49	6	12.2%
Capital intensity	3.2%	4.1%		0.9 pts	2.9%	3.7%		0.8 pts
Total	1,207	900	(307)	(34.1%)	2,219	1,677	(542)	(32.3%)
Capital intensity	21.2%	16.8%		(4.4) pts	19.5%	15.3%		(4.2) pts

BCE Supplementary Financial Information - Second Quarter 2021 Page 4

BCE

Segmented Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2021	Q2 21	Q1 21	TOTAL 2020	Q4 20	Q3 20	Q2 20	Q1 20

Operating revenues
Bell Wireless	4,228	2,128	2,100	8,683	2,408	2,318	1,922	2,035
Bell Wireline	6,084	3,003	3,081	12,206	3,095	3,032	3,043	3,036
Bell Media	1,468	755	713	2,750	791	628	579	752
Inter-segment eliminations	(376)	(188)	(188)	(756)	(192)	(191)	(190)	(183)
Total	11,404	5,698	5,706	22,883	6,102	5,787	5,354	5,640

Operating costs
Bell Wireless	(2,336)	(1,159)	(1,177)	(5,017)	(1,505)	(1,362)	(1,043)	(1,107)
Bell Wireline	(3,428)	(1,710)	(1,718)	(6,960)	(1,783)	(1,712)	(1,764)	(1,701)
Bell Media	(1,111)	(541)	(570)	(2,055)	(602)	(450)	(406)	(597)
Inter-segment eliminations	376	188	188	756	192	191	190	183
Total	(6,499)	(3,222)	(3,277)	(13,276)	(3,698)	(3,333)	(3,023)	(3,222)

Adjusted EBITDA
Bell Wireless	1,892	969	923	3,666	903	956	879	928
Margin	44.7%	45.5%	44.0%	42.2%	37.5%	41.2%	45.7%	45.6%
Bell Wireline	2,656	1,293	1,363	5,246	1,312	1,320	1,279	1,335
Margin	43.7%	43.1%	44.2%	43.0%	42.4%	43.5%	42.0%	44.0%
Bell Media	357	214	143	695	189	178	173	155
Margin	24.3%	28.3%	20.1%	25.3%	23.9%	28.3%	29.9%	20.6%
Total	4,905	2,476	2,429	9,607	2,404	2,454	2,331	2,418
Margin	43.0%	43.5%	42.6%	42.0%	39.4%	42.4%	43.5%	42.9%

Capital expenditures
Bell Wireless	592	306	286	916	392	212	182	130
Capital intensity	14.0%	14.4%	13.6%	10.5%	16.3%	9.1%	9.5%	6.4%
Bell Wireline	1,584	877	707	3,161	1,053	792	694	622
Capital intensity	26.0%	29.2%	22.9%	25.9%	34.0%	26.1%	22.8%	20.5%
Bell Media	43	24	19	125	49	27	24	25
Capital intensity	2.9%	3.2%	2.7%	4.5%	6.2%	4.3%	4.1%	3.3%
Total	2,219	1,207	1,012	4,202	1,494	1,031	900	777
Capital intensity	19.5%	21.2%	17.7%	18.4%	24.5%	17.8%	16.8%	13.8%

BCE Supplementary Financial Information - Second Quarter 2021 Page 5

Bell Wireless (1)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2021	Q2 2020	% change	YTD 2021	YTD 2020	% change
Bell Wireless
Operating revenues
External service revenues	1,569	1,481	5.9%	3,072	3,016	1.9%
Inter-segment service revenues	11	12	(8.3%)	22	24	(8.3%)
Total operating service revenues	1,580	1,493	5.8%	3,094	3,040	1.8%
External product revenues	546	428	27.6%	1,130	915	23.5%
Inter-segment product revenues	2	1	100.0%	4	2	100.0%
Total operating product revenues	548	429	27.7%	1,134	917	23.7%
Total external revenues	2,115	1,909	10.8%	4,202	3,931	6.9%
Total operating revenues	2,128	1,922	10.7%	4,228	3,957	6.8%
Operating costs	(1,159)	(1,043)	(11.1%)	(2,336)	(2,150)	(8.7%)
Adjusted EBITDA	969	879	10.2%	1,892	1,807	4.7%
Adjusted EBITDA margin (Total operating revenues)	45.5%	45.7%	(0.2) pts	44.7%	45.7%	(1.0) pts

Capital expenditures	306	182	(68.1%)	592	312	(89.7%)
Capital intensity	14.4%	9.5%	(4.9) pts	14.0%	7.9%	(6.1) pts

Mobile phone subscribers(3)(A)
Gross activations	348,403	309,133	12.7%	688,530	642,690	7.1%
Postpaid	242,720	179,589	35.2%	491,710	389,139	26.4%
Prepaid	105,683	129,544	(18.4%)	196,820	253,551	(22.4%)
Net activations (losses)	46,247	12,110	n.m.	48,652	9,614	n.m.
Postpaid	44,433	(960)	n.m.	77,358	599	n.m.
Prepaid	1,814	13,070	(86.1%)	(28,706)	9,015	n.m.
Subscribers end of period (EOP)	9,212,995	8,983,282	2.6%	9,212,995	8,983,282	2.6%
Postpaid	8,405,697	8,176,245	2.8%	8,405,697	8,176,245	2.8%
Prepaid	807,298	807,037	-	807,298	807,037	-
Blended average billing per user (ABPU) ($/month)(3)	72.21	69.88	3.3%	71.28	71.33	(0.1%)
Blended churn (%) (average per month)(3)	1.10%	1.11%	0.01 pts	1.17%	1.18%	0.01 pts
Postpaid	0.83%	0.76%	(0.07) pts	0.86%	0.83%	(0.03) pts
Prepaid	3.98%	4.63%	0.65 pts	4.33%	4.83%	0.50 pts
Mobile connected device subscribers (3)(A)
Net activations	47,449	38,843	22.2%	121,608	87,807	38.5%
Subscribers EOP	2,177,761	1,915,979	13.7%	2,177,761	1,915,979	13.7%

n.m. : not meaningful

(A)

Effective January 1, 2021, we changed our wireless operating metrics to reflect our revised approach to reporting wireless subscriber units. Consequently, we are now reporting in two categories, mobile phone subscriber units and mobile connected device subscriber units (e.g. tablets, wearables and mobile Internet devices). Additionally, mobile connected device subscribers now include previously undisclosed Internet of Things (IoT) units (e.g. connected telematics services, monitoring devices, connected cars and fleet management solutions). These changes are consistent with the way we manage our business, reflect our focus on mobile phone subscribers and align to industry peers. As a result, previously reported 2020 subscribers and associated operating metrics (gross and net activations (losses), ABPU and churn) have been restated for comparability.

BCE Supplementary Financial Information - Second Quarter 2021 Page 6

Bell Wireless - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2021	Q2 21	Q1 21	TOTAL 2020	Q4 20	Q3 20	Q2 20	Q1 20
Bell Wireless
Operating revenues
External service revenues	3,072	1,569	1,503	6,122	1,543	1,563	1,481	1,535
Inter-segment service revenues	22	11	11	47	11	12	12	12
Total operating service revenues	3,094	1,580	1,514	6,169	1,554	1,575	1,493	1,547
External product revenues	1,130	546	584	2,508	851	742	428	487
Inter-segment product revenues	4	2	2	6	3	1	1	1
Total operating product revenues	1,134	548	586	2,514	854	743	429	488
Total external revenues	4,202	2,115	2,087	8,630	2,394	2,305	1,909	2,022
Total operating revenues	4,228	2,128	2,100	8,683	2,408	2,318	1,922	2,035
Operating costs	(2,336)	(1,159)	(1,177)	(5,017)	(1,505)	(1,362)	(1,043)	(1,107)
Adjusted EBITDA	1,892	969	923	3,666	903	956	879	928
Adjusted EBITDA margin (Total operating revenues)	44.7%	45.5%	44.0%	42.2%	37.5%	41.2%	45.7%	45.6%

Capital expenditures	592	306	286	916	392	212	182	130
Capital intensity	14.0%	14.4%	13.6%	10.5%	16.3%	9.1%	9.5%	6.4%
Mobile phone subscribers(A)
Gross activations	688,530	348,403	340,127	1,545,173	445,322	457,161	309,133	333,557
Postpaid	491,710	242,720	248,990	1,025,748	328,051	308,558	179,589	209,550
Prepaid	196,820	105,683	91,137	519,425	117,271	148,603	129,544	124,007
Net activations (losses)	48,652	46,247	2,405	190,675	61,716	119,345	12,110	(2,496)
Postpaid	77,358	44,433	32,925	152,693	73,388	78,706	(960)	1,559
Prepaid	(28,706)	1,814	(30,520)	37,982	(11,672)	40,639	13,070	(4,055)
Subscribers EOP	9,212,995	9,212,995	9,166,748	9,164,343	9,164,343	9,102,627	8,983,282	8,971,172
Postpaid	8,405,697	8,405,697	8,361,264	8,328,339	8,328,339	8,254,951	8,176,245	8,177,205
Prepaid	807,298	807,298	805,484	836,004	836,004	847,676	807,037	793,967
Blended ABPU ($/month)	71.28	72.21	70.34	72.01	72.13	73.25	69.88	72.78
Blended churn (%) (average per month)	1.17%	1.10%	1.23%	1.26%	1.40%	1.25%	1.11%	1.26%
Postpaid	0.86%	0.83%	0.89%	0.92%	1.06%	0.98%	0.76%	0.89%
Prepaid	4.33%	3.98%	4.68%	4.60%	4.79%	3.98%	4.63%	5.03%
Mobile connected device subscribers(A)
Net activations	121,608	47,449	74,159	227,981	98,949	41,225	38,843	48,964
Subscribers EOP	2,177,761	2,177,761	2,130,312	2,056,153	2,056,153	1,957,204	1,915,979	1,877,136

(A)

Effective January 1, 2021, we changed our wireless operating metrics to reflect our revised approach to reporting wireless subscriber units. Consequently, we are now reporting in two categories, mobile phone subscriber units and mobile connected device subscriber units (e.g. tablets, wearables and mobile Internet devices). Additionally, mobile connected device subscribers now include previously undisclosed IoT units (e.g. connected telematics services, monitoring devices, connected cars and fleet management solutions). These changes are consistent with the way we manage our business, reflect our focus on mobile phone subscribers and align to industry peers. As a result, previously reported 2020 subscribers and associated operating metrics (gross and net activations (losses), ABPU and churn) have been restated for comparability.

BCE Supplementary Financial Information - Second Quarter 2021 Page 7

Bell Wireline (1)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2021	Q2 2020	% change	YTD 2021	YTD 2020	% change
Bell Wireline
Operating revenues
Data	1,944	1,916	1.5%	3,909	3,807	2.7%
Voice	794	863	(8.0%)	1,597	1,735	(8.0%)
Other services	67	58	15.5%	141	120	17.5%
Total external service revenues	2,805	2,837	(1.1%)	5,647	5,662	(0.3%)
Inter-segment service revenues	86	80	7.5%	171	156	9.6%
Total operating service revenues	2,891	2,917	(0.9%)	5,818	5,818	-
Data	101	113	(10.6%)	245	236	3.8%
Equipment and other	11	13	(15.4%)	21	25	(16.0%)
Total external product revenues	112	126	(11.1%)	266	261	1.9%
Inter-segment product revenues	-	-	-	-	-	-
Total operating product revenues	112	126	(11.1%)	266	261	1.9%
Total external revenues	2,917	2,963	(1.6%)	5,913	5,923	(0.2%)
Total operating revenues	3,003	3,043	(1.3%)	6,084	6,079	0.1%
Operating costs	(1,710)	(1,764)	3.1%	(3,428)	(3,465)	1.1%
Adjusted EBITDA	1,293	1,279	1.1%	2,656	2,614	1.6%
Adjusted EBITDA margin	43.1%	42.0%	1.1 pts	43.7%	43.0%	0.7 pts

Capital expenditures	877	694	(26.4%)	1,584	1,316	(20.4%)
Capital intensity	29.2%	22.8%	(6.4) pts	26.0%	21.6%	(4.4) pts
Retail high-speed Internet subscribers (3)
Retail net activations	17,680	19,023	(7.1%)	38,888	41,618	(6.6%)
Retail subscribers EOP(A)	3,748,256	3,597,219	4.2%	3,748,256	3,597,219	4.2%
Retail TV subscribers (3)
Retail net subscriber (losses) activations	(4,928)	(15,544)	68.3%	(14,040)	(34,099)	58.8%
Internet protocol television (IPTV)	4,540	(3,604)	n.m.	15,236	(752)	n.m.
Satellite	(9,468)	(11,940)	20.7%	(29,276)	(33,347)	12.2%
Total retail subscribers EOP(B)	2,718,440	2,738,365	(0.7%)	2,718,440	2,738,365	(0.7%)
IPTV	1,821,609	1,766,430	3.1%	1,821,609	1,766,430	3.1%
Satellite(B)	896,831	971,935	(7.7%)	896,831	971,935	(7.7%)
Retail residential network access services (NAS)(3)
Retail residential NAS lines net losses	(51,292)	(48,405)	(6.0%)	(102,361)	(110,000)	6.9%
Retail residential NAS lines	2,381,571	2,587,483	(8.0%)	2,381,571	2,587,483	(8.0%)

n.m. : not meaningful

(A) At the beginning of Q1 2021, our retail high-speed Internet subscriber base was increased by 4,778 subscribers due to the transfer of fixed wireless Internet subscribers from our mobiled connected devices subscriber base.

(B) At the beginning of Q1 2021, we adjusted our satellite TV subscriber base to remove 6,125 non-revenue generating units.

BCE Supplementary Financial Information - Second Quarter 2021 Page 8

Bell Wireline - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2021	Q2 21	Q1 21	TOTAL 2020	Q4 20	Q3 20	Q2 20	Q1 20
Bell Wireline
Operating revenues
Data	3,909	1,944	1,965	7,691	1,953	1,931	1,916	1,891
Voice	1,597	794	803	3,402	828	839	863	872
Other services	141	67	74	248	67	61	58	62
Total external service revenues	5,647	2,805	2,842	11,341	2,848	2,831	2,837	2,825
Inter-segment service revenues	171	86	85	321	85	80	80	76
Total operating service revenues	5,818	2,891	2,927	11,662	2,933	2,911	2,917	2,901
Data	245	101	144	494	148	110	113	123
Equipment and other	21	11	10	49	13	11	13	12
Total external product revenues	266	112	154	543	161	121	126	135
Inter-segment product revenues	-	-	-	1	1	-	-	-
Total operating product revenues	266	112	154	544	162	121	126	135
Total external revenues	5,913	2,917	2,996	11,884	3,009	2,952	2,963	2,960
Total operating revenues	6,084	3,003	3,081	12,206	3,095	3,032	3,043	3,036
Operating costs	(3,428)	(1,710)	(1,718)	(6,960)	(1,783)	(1,712)	(1,764)	(1,701)
Adjusted EBITDA	2,656	1,293	1,363	5,246	1,312	1,320	1,279	1,335
Adjusted EBITDA margin	43.7%	43.1%	44.2%	43.0%	42.4%	43.5%	42.0%	44.0%

Capital expenditures	1,584	877	707	3,161	1,053	792	694	622
Capital intensity	26.0%	29.2%	22.9%	25.9%	34.0%	26.1%	22.8%	20.5%
Retail high-speed Internet subscribers
Retail net activations	38,888	17,680	21,208	148,989	44,512	62,859	19,023	22,595
Retail subscribers EOP(A)	3,748,256	3,748,256	3,730,576	3,704,590	3,704,590	3,660,078	3,597,219	3,578,196
Retail TV subscribers
Retail net subscriber (losses) activations	(14,040)	(4,928)	(9,112)	(33,859)	536	(296)	(15,544)	(18,555)
IPTV	15,236	4,540	10,696	39,191	21,106	18,837	(3,604)	2,852
Satellite	(29,276)	(9,468)	(19,808)	(73,050)	(20,570)	(19,133)	(11,940)	(21,407)
Total retail subscribers EOP(B)	2,718,440	2,718,440	2,723,368	2,738,605	2,738,605	2,738,069	2,738,365	2,753,909
IPTV	1,821,609	1,821,609	1,817,069	1,806,373	1,806,373	1,785,267	1,766,430	1,770,034
Satellite(B)	896,831	896,831	906,299	932,232	932,232	952,802	971,935	983,875
Retail residential NAS
Retail residential NAS lines net losses	(102,361)	(51,292)	(51,069)	(213,551)	(53,759)	(49,792)	(48,405)	(61,595)
Retail residential NAS lines	2,381,571	2,381,571	2,432,863	2,483,932	2,483,932	2,537,691	2,587,483	2,635,888

(A) At the beginning of Q1 2021, our retail high-speed Internet subscriber base was increased by 4,778 subscribers due to the transfer of fixed wireless Internet subscribers from our mobiled connected devices subscriber base.

(B) At the beginning of Q1 2021, we adjusted our satellite TV subscriber base to remove 6,125 non-revenue generating units.

BCE Supplementary Financial Information - Second Quarter 2021 Page 9

BCE

Net debt and other information

BCE - Net debt and preferred shares
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)
						June 30	March 31	December 31
						2021	2021	2020

Debt due within one year						2,304	3,786	2,417
Long-term debt						25,422	24,965	23,906
50% of preferred shares						2,002	2,002	2,002
Cash and cash equivalents						(1,752)	(2,607)	(224)
Net debt (2)						27,976	28,146	28,101

Net debt leverage ratio (2)						2.87	2.93	2.93
Adjusted EBITDA /net interest expense ratio (2)						8.62	8.40	8.32

Cash flow information
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2	Q2			YTD	YTD
	2021	2020	$ change	% change	2021	2020	$ change	% change
Free cash flow (FCF) (2)
Cash flows from operating activities	2,499	2,562	(63)	(2.5%)	4,491	4,013	478	11.9%
Capital expenditures	(1,207)	(900)	(307)	(34.1%)	(2,219)	(1,677)	(542)	(32.3%)
Cash dividends paid on preferred shares	(31)	(33)	2	6.1%	(62)	(69)	7	10.1%
Cash dividends paid by subsidiaries to non-controlling interest	(15)	(12)	(3)	(25.0%)	(28)	(26)	(2)	(7.7%)
Acquisition and other costs paid	2	11	(9)	(81.8%)	6	20	(14)	(70.0%)
Cash from discontinued operations (included in cash flows from operating activities)	-	(17)	17	100.0%	-	(39)	39	100.0%
FCF	1,248	1,611	(363)	(22.5%)	2,188	2,222	(34)	(1.5%)

Cash flow information - Historical trend
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1
	2021	2021	2021	2020	2020	2020	2020	2020
FCF
Cash flows from operating activities	4,491	2,499	1,992	7,754	1,631	2,110	2,562	1,451
Capital expenditures	(2,219)	(1,207)	(1,012)	(4,202)	(1,494)	(1,031)	(900)	(777)
Cash dividends paid on preferred shares	(62)	(31)	(31)	(132)	(31)	(32)	(33)	(36)
Cash dividends paid by subsidiaries to non-controlling interest	(28)	(15)	(13)	(53)	(16)	(11)	(12)	(14)
Acquisition and other costs paid	6	2	4	35	2	13	11	9
Cash from discontinued operations (included in cash flows from operating activities)	-	-	-	(54)	-	(15)	(17)	(22)
FCF	2,188	1,248	940	3,348	92	1,034	1,611	611

BCE Supplementary Financial Information - Second Quarter 2021 Page 10

BCE

Consolidated Statements of Financial Position

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	June 30 2021	March 31 2021	December 31 2020
ASSETS
Current assets
Cash	1,752	1,907	224
Cash equivalents	-	700	-
Trade and other receivables	3,244	3,247	3,528
Inventory	418	459	439
Contract assets	467	563	687
Contract costs	441	424	402
Prepaid expenses	346	345	209
Other current assets	278	244	199
Total current assets	6,946	7,889	5,688
Non-current assets
Contract assets	230	236	256
Contract costs	364	344	362
Property, plant and equipment	27,554	27,370	27,513
Intangible assets	13,263	13,227	13,102
Deferred tax assets	118	107	106
Investments in associates and joint ventures	725	745	756
Post-employment benefit assets	3,185	2,601	1,277
Other non-current assets	1,167	1,124	1,001
Goodwill	10,579	10,606	10,604
Total non-current assets	57,185	56,360	54,977
Total assets	64,131	64,249	60,665
LIABILITIES
Current liabilities
Trade payables and other liabilities	3,904	3,723	3,935
Contract liabilities	767	762	717
Interest payable	228	181	222
Dividends payable	806	804	766
Current tax liabilities	344	271	214
Debt due within one year	2,304	3,786	2,417
Total current liabilities	8,353	9,527	8,271
Non-current liabilities
Contract liabilities	242	242	242
Long-term debt	25,422	24,965	23,906
Deferred tax liabilities	4,530	4,285	3,810
Post-employment benefit obligations	1,734	1,723	1,962
Other non-current liabilities	1,081	1,141	1,145
Total non-current liabilities	33,009	32,356	31,065
Total liabilities	41,362	41,883	39,336
EQUITY
Equity attributable to BCE shareholders
Preferred shares	4,003	4,003	4,003
Common shares	20,467	20,400	20,390
Contributed surplus	1,156	1,154	1,174
Accumulated other comprehensive income	204	163	103
Deficit	(3,401)	(3,693)	(4,681)
Total equity attributable to BCE shareholders	22,429	22,027	20,989
Non-controlling interest	340	339	340
Total equity	22,769	22,366	21,329
Total liabilities and equity	64,131	64,249	60,665
Number of common shares outstanding (millions)	905.7	904.6	904.4

BCE Supplementary Financial Information - Second Quarter 2021 Page 11

BCE

Consolidated Cash Flow Data

	Q2	Q2		YTD	YTD
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	2021	2020	$ change	2021	2020	$ change

Net earnings from continuing operations	734	290	444	1,421	1,018	403
Adjustments to reconcile net earnings from continuing operations to cash flows from operating activities
Severance, acquisition and other costs	7	22	(15)	96	38	58
Depreciation and amortization	1,153	1,103	50	2,286	2,191	95
Post-employment benefit plans cost	68	75	(7)	147	162	(15)
Net interest expense	263	275	(12)	526	545	(19)
Impairment of assets	164	449	(285)	167	456	(289)
Income taxes	236	96	140	489	339	150
Contributions to post-employment benefit plans	(70)	(71)	1	(149)	(150)	1
Payments under other post-employment benefit plans	(16)	(12)	(4)	(31)	(29)	(2)
Severance and other costs paid	(79)	(13)	(66)	(122)	(48)	(74)
Interest paid	(230)	(240)	10	(536)	(556)	20
Income taxes paid (net of refunds)	(95)	6	(101)	(204)	(227)	23
Acquisition and other costs paid	(2)	(11)	9	(6)	(20)	14
Change in contract assets	102	239	(137)	246	394	(148)
Change in wireless device financing plan receivables	(61)	(150)	89	(152)	(226)	74
Net change in operating assets and liabilities	325	487	(162)	313	87	226
Cash from discontinued operations	-	17	(17)	-	39	(39)
Cash flows from operating activities	2,499	2,562	(63)	4,491	4,013	478
Capital expenditures	(1,207)	(900)	(307)	(2,219)	(1,677)	(542)
Cash dividends paid on preferred shares	(31)	(33)	2	(62)	(69)	7
Cash dividends paid by subsidiaries to non-controlling interest	(15)	(12)	(3)	(28)	(26)	(2)
Acquisition and other costs paid	2	11	(9)	6	20	(14)
Cash from discontinued operations (included in cash flows from operating activities)	-	(17)	17	-	(39)	39
Free cash flow	1,248	1,611	(363)	2,188	2,222	(34)
Cash from discontinued operations (included in cash flows from operating activities)	-	17	(17)	-	39	(39)
Business acquisitions	(11)	(23)	12	(11)	(23)	12
Acquisition and other costs paid	(2)	(11)	9	(6)	(20)	14
Other investing activities	(17)	(13)	(4)	(38)	(19)	(19)
Cash used in discontinued operations (included in cash flows from investing activities)	-	(8)	8	-	(15)	15
Increase (decrease) in notes payable and bank advances	311	(1,204)	1,515	(46)	(1,434)	1,388
Decrease in securitized trade receivables	-	(400)	400	(13)	-	(13)
Issue of long-term debt	500	1,975	(1,475)	3,415	5,256	(1,841)
Repayment of long-term debt	(2,041)	(2,221)	180	(2,267)	(2,930)	663
Issue of common shares	63	-	63	73	22	51
Purchase of shares for settlement of share-based payments	(71)	(75)	4	(162)	(169)	7
Cash dividends paid on common shares	(791)	(753)	(38)	(1,544)	(1,469)	(75)
Other financing activities	(44)	(25)	(19)	(61)	(55)	(6)
Cash used in discontinued operations (included in cash flows from financing activities)	-	(2)	2	-	(3)	3
	(2,103)	(2,743)	640	(660)	(820)	160
Net (decrease) increase in cash and cash equivalents	(855)	(1,132)	277	1,528	1,402	126
Cash and cash equivalents at beginning of period	2,607	2,679	(72)	224	145	79
Cash and cash equivalents at end of period	1,752	1,547	205	1,752	1,547	205

BCE Supplementary Financial Information - Second Quarter 2021 Page 12

BCE

Consolidated Cash Flow Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2021	Q2 21	Q1 21	TOTAL 2020	Q4 20	Q3 20	Q2 20	Q1 20
Net earnings from continuing operations	1,421	734	687	2,473	721	734	290	728
Adjustments to reconcile net earnings from continuing operations to cash flows from operating activities
Severance, acquisition and other costs	96	7	89	116	52	26	22	16
Depreciation and amortization	2,286	1,153	1,133	4,404	1,105	1,108	1,103	1,088
Post-employment benefit plans cost	147	68	79	315	76	77	75	87
Net interest expense	526	263	263	1,087	269	273	275	270
Impairment of assets	167	164	3	472	12	4	449	7
Losses on investments	-	-	-	(3)	(3)	-	-	-
Income taxes	489	236	253	792	191	262	96	243
Contributions to post-employment benefit plans	(149)	(70)	(79)	(297)	(78)	(69)	(71)	(79)
Payments under other post-employment benefit plans	(31)	(16)	(15)	(61)	(17)	(15)	(12)	(17)
Severance and other costs paid	(122)	(79)	(43)	(78)	(19)	(11)	(13)	(35)
Interest paid	(536)	(230)	(306)	(1,112)	(235)	(321)	(240)	(316)
Income taxes paid (net of refunds)	(204)	(95)	(109)	(846)	(383)	(236)	6	(233)
Acquisition and other costs paid	(6)	(2)	(4)	(35)	(2)	(13)	(11)	(9)
Change in contract assets	246	102	144	704	132	178	239	155
Change in wireless device financing plan receivables	(152)	(61)	(91)	(867)	(319)	(322)	(150)	(76)
Net change in operating assets and liabilities	313	325	(12)	636	129	420	487	(400)
Cash from discontinued operations	-	-	-	54	-	15	17	22
Cash flows from operating activities	4,491	2,499	1,992	7,754	1,631	2,110	2,562	1,451
Capital expenditures	(2,219)	(1,207)	(1,012)	(4,202)	(1,494)	(1,031)	(900)	(777)
Cash dividends paid on preferred shares	(62)	(31)	(31)	(132)	(31)	(32)	(33)	(36)
Cash dividends paid by subsidiaries to non-controlling interest	(28)	(15)	(13)	(53)	(16)	(11)	(12)	(14)
Acquisition and other costs paid	6	2	4	35	2	13	11	9
Cash from discontinued operations (included in cash flows from operating activities)	-	-	-	(54)	-	(15)	(17)	(22)
Free cash flow	2,188	1,248	940	3,348	92	1,034	1,611	611
Cash from discontinued operations (included in cash flows from operating activities)	-	-	-	54	-	15	17	22
Business acquisitions	(11)	(11)	-	(65)	(42)	-	(23)	-
Acquisition and other costs paid	(6)	(2)	(4)	(35)	(2)	(13)	(11)	(9)
Acquisition of spectrum licences	-	-	-	(86)	-	(85)	-	(1)
Other investing activities	(38)	(17)	(21)	(79)	(12)	(49)	(13)	(5)
Cash from (used in) discontinued operations (included in cash flows from investing activities)	-	-	-	892	913	(6)	(8)	(7)
(Decrease) increase in notes payable and bank advances	(46)	311	(357)	(1,641)	(524)	317	(1,204)	(230)
(Decrease) increase in securitized trade receivables	(13)	-	(13)	-	23	(23)	(400)	400
Issue of long-term debt	3,415	500	2,915	6,006	-	750	1,975	3,281
Repayment of long-term debt	(2,267)	(2,041)	(226)	(5,003)	(1,094)	(979)	(2,221)	(709)
Issue of common shares	73	63	10	26	4	-	-	22
Purchase of shares for settlement of share-based payments	(162)	(71)	(91)	(263)	(54)	(40)	(75)	(94)
Cash dividends paid on common shares	(1,544)	(791)	(753)	(2,975)	(753)	(753)	(753)	(716)
Other financing activities	(61)	(44)	(17)	(93)	(6)	(32)	(25)	(30)
Cash used in discontinued operations (included in cash flows from financing activities)	-	-	-	(7)	-	(4)	(2)	(1)
	(660)	(2,103)	1,443	(3,269)	(1,547)	(902)	(2,743)	1,923
Net increase (decrease) in cash and cash equivalents	1,528	(855)	2,383	79	(1,455)	132	(1,132)	2,534
Cash and cash equivalents at beginning of period	224	2,607	224	145	1,679	1,547	2,679	145
Cash and cash equivalents at end of period	1,752	1,752	2,607	224	224	1,679	1,547	2,679

BCE Supplementary Financial Information - Second Quarter 2021 Page 13

Accompanying Notes

(1)

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.

Throughout this report, we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

(2)	Non-GAAP Financial Measures

Adjusted EBITDA and adjusted EBITDA margin

The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EBITDA as operating revenues less operating costs (including post-employment benefit plans service cost) as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in BCE’s consolidated financial statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.

We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA also is one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, adjusted EBITDA may be reconciled to net earnings as shown in this document.

Adjusted net earnings and adjusted EPS

The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and non-controlling interest (NCI). We define adjusted EPS as adjusted net earnings per BCE common share.

We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS, as reconciled in this document.

BCE Supplementary Financial Information - Second Quarter 2021 Page 14

Free cash flow

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses.

The most comparable IFRS financial measure is cash flows from operating activities, as reconciled in this document.

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in this document.

Net debt leverage ratio

The net debt leverage ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

The net debt leverage ratio represents net debt divided by adjusted EBITDA. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

Adjusted EBITDA to net interest expense ratio

The ratio of adjusted EBITDA to net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the adjusted EBITDA to net interest expense ratio as a measure of financial health of the company.

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The adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. For the purposes of calculating our adjusted EBITDA to net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Net interest expense is twelve-month trailing net interest expense as shown in our statements of cash flows, plus 50% of declared preferred share dividends as shown in our income statements.

(3)	Key performance indicators (KPIs)

In addition to the non-GAAP financial measures described previously, we use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

Capital intensity is capital expenditures divided by operating revenues.

Mobile phone average billing per user (ABPU) or subscriber approximates the average amount billed to customers on a monthly basis, including monthly billings related to device financing receivables owing from customers on contract, which is used to track our recurring billing streams. Mobile phone blended ABPU is calculated by dividing customer billings by the average mobile phone subscriber base for the specified period and is expressed as a dollar unit per month.

Mobile phone churn is the rate at which existing mobile phone subscribers cancel their services. It is a measure of our ability to retain our customers. Mobile phone churn is calculated by dividing the number of mobile phone deactivations during a given period by the average number of mobile phone subscribers in the base for the specified period and is expressed as a percentage per month.

Mobile phone subscriber unit is comprised of a recurring revenue generating portable unit (e.g. smartphones and feature phones) on an active service plan, that has access to our wireless networks and includes voice, text and/or data connectivity. We report mobile phone subscriber units in two categories: postpaid and prepaid. Prepaid mobile phone subscriber units are considered active for a period of 90 days following the expiry of the subscriber’s prepaid balance.

Mobile connected device subscriber unit is comprised of a recurring revenue generating portable unit (e.g. tablets, wearables, mobile Internet devices and Internet of Things) on an active service plan, that has access to our wireless networks and is intended for limited or no cellular voice capability.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, satellite TV, IPTV, and/or residential NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

●	Retail Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit
●	Retail residential NAS subscribers are based on a line count and are represented by a unique telephone number

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